KRATON Polymers LLC

KRATON Polymers Capital Corporation

Elastomers Holdings LLC

KRATON Polymers U.S. LLC

700 Milam Street, 13th Floor

North Tower

Houston, TX 77002

August 30, 2005

Securities and Exchange Commission

Division of Corporation Finance

Station Place

100 F Street, N.E.

Washington, D.C. 20549-0306

Re:	KRATON Polymers LLC, KRATON Polymers Capital Corporation,

Elastomers Holdings LLC and KRATON Polymers U.S. LLC Registration

Statement on Form S-4 (File No. 333-123747)

Dear Sir or Madam:

On behalf of KRATON Polymers LLC, KRATON Polymers Capital Corporation, Elastomers Holdings LLC and KRATON Polymers U.S. LLC and in accordance with Rule 461 of the Securities Act of 1933, as amended, I hereby request the acceleration of the effective date of the above-referenced registration statement so that such registration statement, as amended, is declared effective at 3:30 PM, Eastern Standard Time, on Thursday, September 1, 2005, or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the Registration Statement, we acknowledge that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, KRATON Polymers LLC KRATON Polymers Capital Corporation Elastomers Holdings LLC KRATON Polymers U.S. LLC

By:	/s/ Joseph J. Waiter
Name:	Joseph J. Waiter
Title:	Vice President and General Counsel